Mail Stop 3561

December 11, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Philip Holmes
President and Chief Executive Officer
Kings Road Entertainment, Inc.
468 N. Camden Drive
Beverly Hills, CA 90210

> **Re: Kings Road Entertainment, Inc.**
> **Form 10-KSB for the year ended April 30, 2008**
> **Filed September 5, 2008**
> **File No. 0-14234**

Dear Mr. Holmes:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Item 6. Management's Discussion and Analysis or Plan of Operations
Results of Operations for the Twelve Months Ended April 30, 2008 and April 30, 2007
Other Income (Expense)

1. We note from the discussion included on page 16 of MD&A that other income in the twelve month period ending April 30, 2008 consisted primarily of adjustments to accruals from prior years that were assessed to be no longer required in the amount accrued. Please tell us in further detail the specific nature and amounts of the accruals that were found to be no longer required during the year ended April 30, 2008. As part of your response, please also tell us when these accruals were initially established and also the basis or rationale for recognizing these accruals in prior periods, including why management believed they were probable and could be reasonably estimated at the time the accruals were initially established. Your response should also explain the specific nature and timing of the changes in facts or circumstances that occurred during 2008 which resulted in these accruals no longer being required. Furthermore, you should also explain your basis or rationale for accounting for these adjustments to accruals as "other income (expense)" rather than as a component of income from operations. We may have further comment upon receipt of your response.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note that the PCAOB revoked the registration of your independent accounting firm, Jaspers & Halls, PC. (Jaspers) on October 21, 2008 and that you have engaged new independent registered public accountants. Please note that any quarterly reviews required subsequent to the date of revocation will need to be reviewed by your new independent registered public accounting firm. Please confirm that you are aware of such review requirement and will comply with regards to your upcoming quarterly report on Form 10-Q for the quarter ended October 31, 2008.

Consolidated Statements of Cash Flows

3. We note that you have reflected the common stock issued in exchange for assets as a "cash flow from investing activities" in your consolidated statement of cash flows for the year ended April 30, 2008. As this transaction was a non-cash transaction, it should <u>not</u> be reflected in your consolidated statement of cash flows pursuant to the guidance in paragraph 32 of SFAS No.95. Note however that this transaction should be included in supplemental disclosures of non-cash investing and financing activities. Please revise your consolidated statement of cash flows to comply with the guidance in paragraph 32 of SFAS No.95.

Note 5. Film Development Costs

4. We note the discussion included in Note 5 which indicates the Company accounts for film development costs in accordance with SFAS No.53. As this pronouncement was replaced by Statement of Position 00-2, Accounting by Producers and Distributors of Films, which was issued on June 12, 2000, and SFAS No.53 was subsequently recinded through the issuance of SFAS No. 139, which was also issued in June 2000, please revise all references in your financial statements and other sections of your Form 10-K to refer to SOP 00-2 rather than to SFAS No.53. The disclosures included in your Quarterly Reports on Form 10-Q should be similarly revised. Also, as your film development costs have increased significantly since the prior fiscal year end, please revise the notes to the Company's financial statements to include the disclosures outlined in paragraphs 51 through 58 of SOP 00-2.

Note 8. Common Stock

5. Please tell us and revise Note 8 to explain how you valued and accounted for the shares issued in the various equity transactions disclosed in Note 8. In addition, please explain how you valued and accounted for the 1,451,247 shares of common stock delivered to the Company as part of the settlement agreement with Berresheim.

Other

6. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Robert Kainz, CFO
          (310) 278-9974